Michael A. Colliflower	P 817-255-5498
Executive Vice President & General Counsel	F 817-255-5391
mike.colliflower@healthmarkets.com
April 21, 2008
VIA EDGAR
Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	HealthMarkets, Inc.
Preliminary Proxy Statement on Schedule 14A, Filed April 14, 2008
File No. 1-14953
Dear Mr. Riedler:
Set forth below are the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), contained in your letter dated April 21, 2008, with respect to the Preliminary Information Statement of HealthMarkets, Inc. (the “Company”) filed on April 14, 2008 (the “Preliminary Information Statement”). For your convenience, we have repeated below in bold the Staff’s comments immediately prior to the responses of the Company.
Schedule 14A
Proposal No. 2: Amendment to Certificate of Incorporation, page 33
1.	Please indicate your current intentions or understandings to increase the board size and appoint and any particular individual to such positions if the proposal is ratified. If you have no current intentions or understandings to increase the board size or appoint any individuals to such positions, please provide a statement to that fact in your document.
     Response:
     As described on page 25 of the Preliminary Information Statement, the Company recently entered into a transition services agreement with Troy A. McQuagge, the former President of the Company’s Agency Marketing Group. The transition services agreement contemplates, among other things, that the Company will appoint Mr. McQuagge to the Company’s board of directors at a future date. If the proposal is adopted, it is the current intention of the Company to increase the size of its board of directors and to appoint Troy A. McQuagge to the board. In addition, from time to time the Company may evaluate the
HealthMarkets, Inc. • 9151 Boulevard 26 • North Richland Hills, TX 76180 • P 817-255-5200 • www.HealthMarkets.com

Mr. Jeffrey Riedler

April 21, 2008
appropriateness of adding additional individuals to the Company’s Board of Directors. We have amended page 33 the Preliminary Information Statement to include the information contained in this response.
2.	Please also provide the current number of board positions available and the number of vacant board positions.
     Response:
     There are currently eleven (11) positions available on the Company’s board of directors. There are currently no vacant positions on the Company’s board of directors. We have amended page 33 of the Preliminary Information Statement to include the information contained in this response.
* * *
     As required in the April 21, 2008 Staff letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these responses, please contact the undersigned at 817-255-5498.
Very truly yours,
Michael A. Colliflower
Executive Vice President and General Counsel
cc: Ms. Song Brandon